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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

LINKTONE LTD.
(Name of Issuer)
ORDINARY SHARES, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)
535925101
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	535925101

1	NAMES OF REPORTING PERSONS: Merry Asia Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		36,065,549

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

36,065,549

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

36,065,549 ordinary shares held in the name of Merry Asia Limited. Mr. Jun Wu is the sole beneficial owner of Merry Asia Limited.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

13.8%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

[1]	Based on 260,697,900 ordinary shares, par value $0.0001 of Linktone Ltd. outstanding as of December 31, 2005.

CUSIP No.	535925101

1	NAMES OF REPORTING PERSONS: Jun Wu

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	5	SOLE VOTING POWER:

NUMBER OF		340,000, all of which are options that are fully vested within 60 days of December 31, 2005

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		36,065,549

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		340,000, all of which are options that are fully vested within 60 days of December 31, 2005

WITH:	8	SHARED DISPOSITIVE POWER:

36,065,549

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

36,405,549

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

14.0%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN, HC

[1]	Based on 260,697,900 ordinary shares, par value $0.0001 of Linktone Ltd. outstanding as of December 31, 2005.

Item 1.
(a)	Name of Issuer

Linktone Ltd.
(b)	Address of Issuer’s Principal Executive Offices

5/F, Eastern Tower No. 689 Beijing Dong Road Shanghai 200001, People’s Republic of China
Item 2.
(a)	Name of Person Filing
i.	Merry Asia Limited

ii.	Jun Wu
(b)	Address of Principal Business Office or, if none, Residence
i.	Hanwei Plaza 18A1, No.7 Guanghua Road, Chaoyang District, Beijing, China, 100004

ii.	Hanwei Plaza 18A1, No.7 Guanghua Road, Chaoyang District, Beijing, China, 100004
(c)	Citizenship
i.	British Virgin Islands

ii.	USA
(d)	Title of Class of Securities

Ordinary Shares, par value $0.0001

(e)	CUSIP Number

535925101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-I(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     The information set forth in herein is as of December 31, 2005.
(a)	Amount beneficially owned:
i.	36,065,549

ii.	36,405,549
(b)	Percent of class:
i.	13.8% [1]

ii.	14.0%[1]
(c)	Number of shares as to which the person has:
i.	Merry Asia Limited

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 36,065,549

(iii)	Sole power to dispose or to direct the disposition: 0

(iv)	Shared power to dispose or to direct the disposition: 36,065,549

ii.	Jun Wu

(i)	Sole power to vote or to direct the vote: 340,000, all of which are options that are fully vested within 60 days of December 31, 2005

(ii)	Shared power to vote or to direct the vote: 36,065,549

(iii)	Sole power to dispose or to direct the disposition: 340,000, all of which are options that are fully vested within 60 days of December 31, 2005

(iv)	Shared power to dispose or to direct the disposition: 36,065,549
Item 5. Ownership of Five Percent or Less of a Class
     Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     Not applicable.
Item 8. Identification and Classification of Members of the Group
     Not applicable.
Item 9. Notice of Dissolution of Group
     Not applicable.

[1]	Based on 260,697,900 ordinary shares, par value $0.0001 of Linktone Ltd. outstanding as of December 31, 2005.

Item 10. Certification
     Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2006

MERRY ASIA LIMITED

/s/ Jun Wu

By: Jun Wu, Director

JUN WU

/s/ Jun Wu

Exhibit 1 Joint Filing Agreement
     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)